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NOTICE OF ANNUAL MEETING

NORTH AMERICAN PALLADIUM LTD.
200 Bay St., Suite 2350
Royal Bank Plaza, South Tower
Toronto, Ontario, Canada M5J 2J2

        Notice is hereby given that the annual meeting of shareholders (the "Meeting") of North American Palladium Ltd. ("NAP" or the "Company") will be held at the TSX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada on May 11, 2012, at 11:00 a.m. (Toronto time) for the following purposes:

  1.
  To receive the audited consolidated financial statements of the Company for the year ended December 31, 2011 and the report of the auditors thereon;

  2.
  To elect directors of the Company for the ensuing year;

  3.
  To consider and, if thought fit, approve the appointment of KPMG LLP, Chartered Accountants, as auditors for the Company, and to authorize the directors of the Company to fix the auditors' remuneration; and

  4.
  To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

        A copy of the management information circular and form of proxy with respect to matters to be dealt with at the Meeting are included herewith.

        Shareholders unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy. All forms of proxy must be deposited with Computershare Investor Services Inc. no later than 11:00 a.m. (Toronto time) on May 9, 2012 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

        By resolution of the board of directors of the Company, shareholders of record at the close of business on March 16, 2012 will be entitled to notice of and to vote at the Meeting in person or by proxy.

        DATED at Toronto, Ontario as of March 28, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

André J. Douchane Chairman of the Board

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NOTICE OF ANNUAL MEETING